The information in this pricing supplement is not complete and may be changed.

Filed Pursuant to Rule 424(b)(2)

File No. 333-85646

Subject to Completion

Preliminary Pricing Supplement dated February 28, 2005

Pricing Supplement to the Prospectus dated July 1, 2002

and the Prospectus Supplement dated September 17, 2004

$

BARCLAYS BANK PLC

Medium-Term Notes, Series A

Principal Protected Notes due March 25, 2009

Linked to the Performance of a Diversified Commodities Basket

Issuer:	Barclays Bank PLC

Issue Date:	March 25, 2005

Maturity Date:	March 25, 2009

Coupon:	We will not pay you interest during the term of the Notes.

Basket:

A diversified commodity basket consisting of aluminum, copper, nickel, lead, zinc, crude oil, heating oil and gas oil (each a “Basket Commodity”, and together, the “Basket Commodities”) in equally weighted allocations.

Participation Rate:	200% to 225%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

Basket Return:	The basket return equals the basket performance times the participation rate times $1,000. If the basket performance is negative, the basket return will equal zero.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the price of each of the eight commodities in the basket between March 25, 2005 (the “initial valuation date”) and March 18, 2009 (the “final valuation date”), inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity C(i) on the initial valuation date

The Reference Prices will be determined by reference to the official closing prices or cash settlement prices of certain futures and forward contracts traded on the New York Mercantile Exchange, Inc. (the “NYMEX”) for crude oil and heating oil, the International Petroleum Exchange (the “IPE”) for gas oil, or the London Metal Exchange (the “LME”) for aluminum, copper, nickel, lead and zinc. For the definition of Reference Price, see page PS-20.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

See “Risk Factors” beginning on page PS-7 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public		Agent’s Commission		Proceeds to Barclays Bank PLC
Per Note		100%		%		%
Total	$		$		$

Barclays Capital

Pricing Supplement dated March     , 2005

PRICING SUPPLEMENT

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
CONSIDERATIONS RELATING TO INDEXED NOTES	S-9
CONSIDERATIONS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	32
DESCRIPTION OF SHARE CAPITAL	37
TAX CONSIDERATIONS	39
PLAN OF DISTRIBUTION	52
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	55
WHERE YOU CAN FIND MORE INFORMATION	55
FURTHER INFORMATION	56
VALIDITY SECURITIES	56
EXPERTS	56
EXPENSES OF ISSUANCE AND DISTRIBUTION	56

P RICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering full principal protection and 200% to 225% participation in any appreciation of the value of a diversified basket of eight exchange-traded physical commodities – aluminum, copper, nickel, lead, zinc, crude oil, heating oil and gas oil (the “Basket Commodities”) – at maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” equals the basket performance times the participation rate times $1,000. If the basket performance is negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the price of each of the eight commodities in the basket between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity C(i) on the initial valuation date

You will receive at least $1,000 per $1,000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

There will be no basket return payable at maturity if the basket performance is negative.

What Are Some of the Risks of the Notes?

•	Market Risk – The extent to which the return on the Notes is positive is linked to the performance of the basket, which will depend on the performance of the Basket Commodities. Commodity prices may change unpredictably, affecting the closing prices of futures and forward contracts, and the value of your Notes in unforeseeable ways. Higher future prices of the Basket Commodities, upon which the futures and forward contracts that are used to calculate the basket performance are based, relative to their current prices may decrease the value of the basket and, accordingly, decrease your return.

•	Limited Portfolio Diversification – The eight Basket Commodities are concentrated in two sectors, metals and energy, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of $1,000 per $1,000 principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes.

•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.

•	You believe the basket performance will increase during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Basket Commodities.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.

•	You believe the basket performance will decline during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You prefer not to create an overconcentrated position in the commodities sector of your portfolio.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the price of each of the eight commodities in the basket between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity C(i) on the initial valuation date

Step 2: Calculate the basket return.

Basket Return =	Participation Rate x $1,000 x
Basket Performance

If the basket performance is zero or negative, however, the basket return will equal zero.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return.

You will not receive less than $1,000 per $1,000 principal amount of the Notes if you hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Basket:	A diversified commodity basket consisting of aluminum, copper, nickel, lead, zinc, crude oil, heating oil and gas oil.
Initial Investment:	$1,000
Term:	4 years
Participation Rate:	200%
Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

Example 1

Step 1: Calculate the basket performance.

Basket Commodity	C(i)Initial	C(i)Final	Basket Commodity Performance	Weight	Basket Performance
Aluminum	$1,950	$2,250	15.38%	12.5%	1.92%
Copper	$3,350	$3,500	4.48%	12.5%	0.56%
Nickel	$16,000	$15,750	-1.56%	12.5%	-0.20%
Lead	$1,000	$1,175	17.50%	12.5%	2.19%
Zinc	$1,400	$1,600	14.29%	12.5%	1.79%
Crude Oil	$50	$60	20.00%	12.5%	2.50%
Heating Oil	$140	$160	14.29%	12.5%	1.79%
Gas Oil	$450	$500	11.11%	12.5%	1.39%

Basket					11.94%

Step 2: Calculate the basket return.

Basket Return = 200% x $1,000 x Basket Performance

Basket Return = 200% x $1,000 x 11.94% = $238.80

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return = $1,000 + $238.80 = $1,238.80

23.88% Return on Investment

Example 2

Step 1: Calculate the basket performance.

Basket Commodity	C(i)Initial	C(i)Final	Basket Commodity Performance	Weight	Basket Performance
Aluminum	$1,950	$2,000	2.56%	12.5%	0.32%
Copper	$3,350	$3,400	1.49%	12.5%	0.19%
Nickel	$16,000	$15,750	-1.56%	12.5%	-0.20%
Lead	$1,000	$1,050	5.00%	12.5%	0.63%
Zinc	$1,400	$1,500	7.14%	12.5%	0.89%
Crude Oil	$50	$45	-10.00%	12.5%	-1.25%
Heating Oil	$140	$145	3.57%	12.5%	0.45%
Gas Oil	$450	$475	5.56%	12.5%	0.69%

Basket					1.72%

Step 2: Calculate the basket return.

Basket Return = 200% x $1,000 x Basket Performance

Basket Return = 200% x $1,000 x 1.72% = $34.40

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return = $1,000 + $34.40 = $1,034.40

3.44% Return on Investment

Example 3

Step 1: Calculate the basket performance.

Basket Commodity	C(i)Initial	C(i)Final	Basket Commodity Performance	Weight	Basket Performance
Aluminum	$ 1,950	$ 1,750	-10.26%	12.5%	-1.28%
Copper	$3,350	$3,000	-10.45%	12.5%	-1.31%
Nickel	$16,000	$15,000	-6.25%	12.5%	-0.78%
Lead	$1,000	$1,050	5.00%	12.5%	0.63%
Zinc	$1,400	$1,250	-10.71%	12.5%	-1.34%
Crude Oil	$50	$45	-10.00%	12.5%	-1.25%
Heating Oil	$140	$145	3.57%	12.5%	0.45%
Gas Oil	$450	$375	-16.67%	12.5%	-2.08%

Basket					-6.97%

Step 2: Calculate the basket return.

Basket Return = 200% x $1,000 x Basket Performance

Basket Return = 200% x $1,000 x -6.97%

Since the basket performance is negative, the basket return equals zero.

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return = $1,000 + $0.00 = $1,000

0.00% Return on Investment

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to -100%.

Table 1—Hypothetical returns based on a participation rate of 200%

% Basket Performance	Basket Return	Payment at Maturity	% Return on Notes
100.00%	$2,000.00	$3,000.00	200.00%
90.00%	$1,800.00	$2,800.00	180.00%
80.00%	$1,600.00	$2,600.00	160.00%
70.00%	$1,400.00	$2,400.00	140.00%
60.00%	$1,200.00	$2,200.00	120.00%
50.00%	$1,000.00	$2,000.00	100.00%
40.00%	$800.00	$1,800.00	80.00%
30.00%	$600.00	$1,600.00	60.00%
20.00%	$400.00	$1,400.00	40.00%
10.00%	$200.00	$1,200.00	20.00%
0.00%	$0.00	$1,000.00	0.00%
-10.00%	$0.00	$1,000.00	0.00%
-20.00%	$0.00	$1,000.00	0.00%
-30.00%	$0.00	$1,000.00	0.00%
-40.00%	$0.00	$1,000.00	0.00%
-50.00%	$0.00	$1,000.00	0.00%
-60.00%	$0.00	$1,000.00	0.00%
-70.00%	$0.00	$1,000.00	0.00%
-80.00%	$0.00	$1,000.00	0.00%
-90.00%	$0.00	$1,000.00	0.00%
-100.00%	$0.00	$1,000.00	0.00%

Table 2—Hypothetical returns based on a participation rate of 225%

% Basket Performance	Basket Return	Payment at Maturity	% Return on Notes
100.00%	$2,250.00	$3,250.00	225.00%
90.00%	$2,025.00	$3,025.00	202.50%
80.00%	$1,800.00	$2,800.00	180.00%
70.00%	$1,575.00	$2,575.00	157.50%
60.00%	$1,350.00	$2,350.00	135.00%
50.00%	$1,125.00	$2,125.00	112.50%
40.00%	$900.00	$1,900.00	90.00%
30.00%	$675.00	$1,675.00	67.50%
20.00%	$450.00	$1,450.00	45.00%
10.00%	$225.00	$1,225.00	22.50%
0.00%	$0.00	$1,000.00	0.00%
-10.00%	$0.00	$1,000.00	0.00%
-20.00%	$0.00	$1,000.00	0.00%
-30.00%	$0.00	$1,000.00	0.00%
-40.00%	$0.00	$1,000.00	0.00%
-50.00%	$0.00	$1,000.00	0.00%
-60.00%	$0.00	$1,000.00	0.00%
-70.00%	$0.00	$1,000.00	0.00%
-80.00%	$0.00	$1,000.00	0.00%
-90.00%	$0.00	$1,000.00	0.00%
-100.00%	$0.00	$1,000.00	0.00%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a diversified basket of eight exchange-traded physical commodities – aluminum, copper, nickel, lead, zinc, crude oil, heating oil and gas oil (the “Basket Commodities”). Investing in the Notes is not equivalent to investing directly in the Basket Commodities themselves or the related futures and forward contracts. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Commodity If Such Appreciation is Not Reflected in the Official Closing Price on the Final Valuation Date

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of closing prices of certain futures and forward contracts (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the three year term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the closing prices of the exchange-traded futures and forward contracts on the Basket Commodities will affect the market value of the Notes more than any other factor. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the market price of the Basket Commodities underlying the exchange-traded futures and forward contracts in the basket;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of the Basket Commodities or the exchange-traded futures and forward contracts in the basket or that affect commodities and futures markets generally; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact of the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures and forward contracts and, therefore, the value of your Notes.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

Because the Notes are linked to a basket which currently reflects the return on futures and forward contracts on eight different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the exchange-traded physical commodities underlying the futures and forward contracts included in the basket are concentrated in two sectors, metals and energy. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Risks You Should Consider Relating to Trading of Commodities on the LME

The market prices of aluminum, copper, nickel, lead and zinc will be determined by reference to the settlement prices of contracts traded on the LME. As discussed below, the LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of aluminum, copper, nickel, lead and zinc and consequently the payment at maturity, could be adversely affected.

Risks You Should Consider Relating to Trading of Commodities on the IPE

The market price of gas oil will be determined by reference to the closing settlement price of the IPE Gas Oil futures contract traded on the IPE. As discussed below, the IPE has regulations that limit the amount of fluctuation in futures contract prices which may occur during a single day. The maximum or minimum price of a futures contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit has been reached in a particular futures contract, no trades may be made at a different price for the duration of that day. If there is a maximum limit price on the final valuation date, the price used to determine the reference price of gas oil, and consequently the payment at maturity, could be adversely affected.

Higher Future Prices of the Basket Commodities Relative to Their Current Prices May Decrease the Amount Payable at Maturity

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts on the Basket Commodities approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. Putting aside other considerations, the market for these contracts is in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. This means that the value of the basket could increase, and therefore, your payment at maturity could increase. Backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the basket have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the basket and, accordingly, decrease the payment you receive at maturity.

Commodity Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforseeable Ways

Trading in futures and forward contracts on the Basket Commodities is speculative and can be extremely volatile. Market prices of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded Futures Contracts on the Basket Commodities

You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures and forward contracts on the Basket Commodities may have.

There May Not Be an Active Trading Market in the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in Basket Commodities, Futures, Options, Exchange-Traded Funds or Other Derivative Products on Basket Commodities May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing Basket Commodities, futures or options on Basket Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Basket Commodities, and we may adjust these hedges by, among other things, purchasing or selling Basket Commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Basket Commodities and the value of the basket and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in Basket Commodities, the exchange-traded futures and forward contracts on the Basket Commodities, and other investments relating to Basket Commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of Basket Commodities, the exchange-traded futures and forward contracts on the Basket Commodities, the value of the basket and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Basket Commodities or the exchange-traded futures and forward contracts on the Basket Commodities. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Basket Commodities and the exchange-traded futures and forward contracts on the Basket Commodities, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the Reference Prices of the Basket Commodities, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Basket Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Basket Commodities and the related exchange-traded futures and forward contracts and, therefore, the market value of the Notes.

Barclays Bank PLC and Its Affiliates Have No Affiliation with NYMEX, the IPE or the LME and Are Not Responsible for Their Public Disclosure of Information

We and our affiliates are not affiliated with NYMEX, the IPE or the LME in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. Neither NYMEX, the IPE nor the LME is under any obligation to continue to maintain any futures and forward contracts. If NYMEX, the IPE or the LME discontinues or materially changes the terms of any futures and forward contracts on the Basket Commodities, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “– Adjustments to the Basket and Reference Price” in this pricing supplement.

You, as an investor in the Notes, should make your own investigation into the Basket Commodities, the related futures and forward contracts and the exchanges on which they trade.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting Basket Commodities has occurred or is continuing on a date when the calculation agent must calculate the basket return on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the closing prices or cash settlement prices on the relevant futures and forward contracts on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Commodities

The composition of the basket and the method of calculating the Reference Prices of the Basket Commodities may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Price is not available for a Basket Commodity for any reason, then the calculation agent may take such action, including adjustments to the basket or to the method of calculating the Reference Price of that Basket Commodity, as it deems appropriate. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Price” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

THE BASKET

General

The basket is comprised of eight exchange-traded physical commodities, each of which falls within one of the following two general sectors: metals and energy. Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Commodities or the basket.

The inclusion or exclusion of a commodity in the basket is not a recommendation to invest in or divest any interest in such commodity, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of the basket, any Basket Commodity or any represented sector.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “commodity investments” (i.e., trading of commodities, futures and forward contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the basket), may render investment advice to a third party with respect to one or more commodity investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such commodity investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such commodity investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the Basket Commodities such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The Commodities Markets

The reference prices of the Basket Commodities are determined by reference to the official closing prices or cash settlement prices of futures and forward contracts traded on the NYMEX, the IPE and the LME, respectively. The following discussion of the operation of the commodities exchanges is based on publicly available information and is provided for informational purposes only. You should make your own investigation into the NYMEX, the IPE and the LME to determine whether the Notes are a suitable investment for you.

An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as “initial margin”. This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as “variation margin”, are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as “marking to market”.

Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader’s profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the “SIB”)).

The NYMEX

The NYMEX, located in New York City, is the principal exchange for the trading of oil futures contracts. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil contract in March 1983 and unleaded gasoline futures in 1984.

The IPE

The IPE, the second largest energy futures contract exchange in the world (second only to the NYMEX), was established in London in 1980. The IPE, which is regulated by the U.K. Financial Services Authority, is a regulated marketplace in which industry participants use futures and options to minimize their price exposure in the physical energy market. The IPE launched the gas oil futures contract in 1981, followed by the Brent crude oil futures contract in 1988 and the natural gas futures contract in 1997.

The IPE has regulations that limit the amount of fluctuation in futures contract prices which may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a futures contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit has been reached in a particular futures contract, no trades may be made at a different price for the duration of that day.

The LME

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The Basket Commodities

Aluminum

The cash settlement price of aluminum is determined by reference to the LME’s “High Grade Primary Aluminum Contract”. The price of the Aluminum Contract is primarily affected by the global demand for and supply of aluminum.

Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the transportation, packaging and building sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications (i.e., wood and steel in buildings). Their availability and price will also affect the demand for aluminum.

The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Copper

The cash settlement price of copper is determined by reference to the LME’s “Copper – Grade A Contract”. The price of the Copper Contract is primarily affected by the global demand for and supply of copper.

Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. Chile is the largest producer of copper concentrate. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. Output has fallen particularly sharply in the “African Copperbelt” and in Bougainville, Papua New Guinea.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Nickel

The cash settlement price of nickel is determined by reference to the LME’s “Primary Nickel Contract”. The price of the Nickel Contract is primarily affected by the global demand for and supply of nickel.

Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important given that the use of nickel in the manufacture of stainless steel accounts for approximately two-thirds of worldwide nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Nickel supply is dominated by Russia, the world’s largest producer by far. Australia and Canada are also large producers. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Lead

The cash settlement price of lead is determined by reference to the LME’s “Standard Lead Contract”. The price of the Lead Contract is primarily affected by the global demand for and supply of lead.

Demand for lead is significantly influenced by the level of global industrial economic activity. The storage battery market is extremely important given that the use of lead in the manufacture of batteries accounts for approximately two-thirds of worldwide lead demand. Lead is also used to house power generation units as it protects against electrical charges and dangerous radiations. Additional applications of lead include petrol additives, pigments, chemicals and crystal glass.

The supply of lead is widely spread around the world. It is affected by current and previous price levels, which will influence investment decisions in new mines and smelters. A critical factor influencing supply is the environmental regulatory regimes of the countries in which the lead is mined and processed.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Zinc

The cash settlement price of zinc is determined by reference to the LME’s “Special High Grade Zinc Contracts.” The price of the Zinc Contract is primarily affected by the global demand for and supply of zinc.

Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Crude Oil

The closing price of Crude Oil is determined by reference to the NYMEX’s “Light ‘Sweet’ Crude

Oil Futures Contract”. The Crude Oil Contract is based on West Texas Intermediate (“WTI”) crude oil delivered to Cushing, Oklahoma. Although WTI is refined principally in the United States’ mid-continent region, it forms the basis for pricing other domestic crudes as well as some foreign grades. The WTI spot price, in turn, is usually determined by global (rather than regional) supply and demand conditions due to the availability of product and crude oil pipelines that link the mid-continent to the Gulf Coast, a major crude oil trading and refining center.

Demand for petroleum products by consumers, as well as agricultural, manufacturing and transportation industries, determines demand for Crude Oil by refiners. Since the precursors of product demand are linked to economic activity, Crude Oil demand will tend to reflect economic conditions. However, other factors such as weather will also influence product and crude oil demand.

Crude Oil supply is determined by both economic and political factors. Oil prices (along with drilling costs, availability of attractive prospects for drilling, taxes and technology) determine exploration and development spending which influence output capacity with a lag. In the short run, production decisions by the Organization of Petroleum Exporting Countries also affects supply and prices. Oil export embargoes and the current conflict in Iraq represent other routes through which political developments move the market.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Heating Oil

The closing price of Heating Oil is determined by reference to the NYMEX’s “New York Harbor No. 2 Heating Oil Futures Contract”.

The Heating Oil futures contract is also used to hedge diesel fuel and jet fuel, both of which trade in the cash market at an often stable premium to Heating Oil futures.

Finally, in addition to supply and demand factors that influence settlement prices for the commodities as described above, psychological and speculative forces play a major role in driving the markets for each of the commodities.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Gas Oil

The closing settlement price of gas oil is determined by reference to the “IPE Gas Oil” futures contract.

The price of gas oil is primarily affected by the global demand for and supply of gas oil. Gas oil is refined distillate product of crude oil and, as a consequence, the price of gas oil is also affected by the price of crude oil. Accordingly, the factors that affect the price of crude oil, as described above, also affect the price of gas oil. Other factors that affect supply and demand for gas oil include refinery outages, which can be caused by accidents, fires, severe weather, political unrest and scheduled or unscheduled maintenance, transportation problems and the prices of competing fuels.

It is not possible to predict the aggregate effect of all or any combination of these factors.

Historical Information

The following table sets forth for the dates indicated in 2000, 2001, 2002, 2003, 2004 and 2005 the closing prices for the nearby contract for each Basket Commodity. The historical prices of the Basket Commodities should not be taken as an indication of future performance, and no assurance can be given that the market prices of the Basket Commodities will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes.

Date	Aluminum		Copper		Nickel		Lead	Zinc		Crude Oil	Heating Oil	Gas Oil
	$/ton		$/ton		$/ton		$/ton	$/ton		$/barrel	$/gallon	$/ton
31-Jan-00	1730.5		1831.0		8739.0		461	1121.0		27.64	95.20	219.50
29-Feb-00	1571.5		1697.0		9813.0		447	1065.5		30.43	82.46	230.00
31-Mar-00	1525.5		1734.0		10160.0		435	1098.0		26.90	78.33	204.00
28-Apr-00	1462.5		1727.0		10070.0		405.5	1157.0		25.74	73.18	211.50
31-May-00	1446.5		1743.5		9090.0		416.5	1129.5		29.01	73.98	228.50
30-Jun-00	1559.5		1773.0		8290.0		440.5	1148.0		32.50	84.14	255.75
31-Jul-00	1547.3		1858.5		7803.0		466	1155.0		27.43	77.93	239.50
31-Aug-00	1567.0		1895.0		8670.0		467	1193.0		33.12	98.42	311.50
29-Sep-00	1579.8		1977.0		8545.0		504.5	1185.0		30.84	92.40	287.75
31-Oct-00	1476.8		1840.0		7360.0		504	1075.5		32.70	94.10	281.25
30-Nov-00	1498.3		1818.8		7395.0		466	1052.0		33.82	105.34	304.50
29-Dec-00	1568.8		1803.0		7110.0		471	1021.0		26.80	90.66	245.00
31-Jan-01	1716.0		1799.8		7020.0		501	1048.0		28.66	78.63	213.75
28-Feb-01	1573.8		1758.0		6450.0		512.5	1021.0		27.39	73.34	219.50
30-Mar-01	1471.8		1660.3		5855.0		478	977.0		26.29	75.67	212.00
30-Apr-01	1555.8		1670.8		6562.0		469	955.5		28.46	74.34	233.50
31-May-01	1490.0		1656.0		7050.0		461	914.5		28.37	77.95	231.00
29-Jun-01	1448.8		1550.5		6084.0		443.5	870.0		26.25	70.90	226.75
31-Jul-01	1386.5		1478.5		5677.0		486.5	837.0		26.35	69.73	220.25
31-Aug-01	1384.5		1477.0		5433.0		470	824.0		27.20	76.63	231.75
28-Sep-01	1314.8		1412.5		4822.0		451.5	782.0		23.43	66.35	212.75
31-Oct-01	1259.8		1350.8		4441.0		474	753.0		21.18	59.79	185.75
30-Nov-01	1453.8		1551.5		5254.0		494	762.0		19.44	53.23	161.00
31-Dec-01	1339.5	†	1460.4	†	5858.0	†	504	767.5	†	19.84	55.07	168.50
31-Jan-02	1377.5		1550.0		5958.0		488.5	767.0		19.48	52.29	160.75
28-Feb-02	1392.0		1546.5		6025.0		481.5	780.5		21.74	56.28	168.75
28-Mar-02	1385.5		1632.8		6699.0		485.5	825.5		26.31	66.89	201.50
30-Apr-02	1375.5		1594.3		7007.0		463.5	809.0		27.29	68.90	209.25
31-May-02	1377.8		1641.8		6888.0		444.5	752.0		25.31	62.97	193.50
28-Jun-02	1368.6		1669.8		7137.0		446	796.5		26.86	67.96	206.75
31-Jul-02	1298.5		1498.0		6544.0		430	757.0		27.02	67.64	213.50
30-Aug-02	1292.3		1493.5		6646.0		440	761.0		28.98	74.82	232.00
30-Sep-02	1280.5		1434.5		6450.0		405	735.5		30.45	80.18	246.50
31-Oct-02	1346.0		1554.5		7475.0		436	775.5		27.22	74.38	221.50
29-Nov-02	1391.3		1645.0		7483.0		465	808.0		26.89	75.71	224.50
31-Dec-02	1346.7		1542.5		7115.0		421.5	749.5		31.20	86.55	253.75
31-Jan-03	1419.2		1720.5		8188.0		469	798.0		33.51	95.88	277.50
28-Feb-03	1440.8		1697.8		8762.0		466.5	800.0		36.60	125.59	321.00
31-Mar-03	1340.8		1572.0		7772.0		440.5	763.0		31.04	79.24	240.00
30-Apr-03	1359.8		1608.3		8018.0		450.5	763.5		25.80	76.14	211.50
30-May-03	1433.8		1696.8		8922.0		466	769.5		29.56	75.42	222.50
30-Jun-03	1388.0		1647.5		8267.0		484.5	783.5		30.19	78.08	236.50
31-Jul-03	1506.0		1796.0		9338.5		517	847.0		30.54	79.33	243.00
29-Aug-03	1432.0		1755.8		9560.0		497.5	803.0		31.57	81.87	252.50
30-Sep-03	1410.0		1782.8		10123.0		542.5	825.0		29.20	77.78	236.25
31-Oct-03	1514.3		2062.3		11945.0		631	938.0		29.11	78.58	251.75
28-Nov-03	1537.5		2089.5		12279.0		650	934.5		30.41	83.49	251.00
31 Dec 2003	1588.8		2318.0		16583.0		739.5	1008.0		32.52	91.27	272.00
30-Jan-04	1641.0		2517.0		15520.0		787	1021.0		33.05	93.14	258.50
27-Feb-04	1704.8		2972.0		14630.0		945	1129.5		36.16	96.09	275.25
31-Mar-04	1710.0		3076.0		14022.0		829	1086.5		35.76	88.64	281.00
30-Apr-04	1655.0		2759.0		11150.0		735	1028.5		37.38	95.36	309.00
28-May-04	1679.8		2832.8		12232.0		906	1097.0		39.88	99.92	314.50
30-Jun-04	1716.0		2704.5		15360.0		868	967.0		37.05	100.55	321.75
30-Jul-04	1692.5		2917.0		14080.0		1039	1019.0		43.80	115.68	370.25
31-Aug-04	1681.8		2843.0		12720.0		921.5	960.0		42.12	111.06	352.50
30-Sep-04	1862.5		3137.5		16580.0		964	1079.0		49.64	139.17	446.75
29-Oct-04	1867.0		3016.0		13910.0		898.5	1021.0		51.76	144.62	445.75
30-Nov-04	1837.5		3240.0		14265.0		991	1164.0		49.13	139.27	431.25
31-Dec-04	1962.5		3264.0		14877.0		1056	1270.0		43.45	122.97	368.00
31-Jan-05	1866.0		3275.5		14490.0		1010	1303.0		48.20	133.08	397.25
25-Feb-05*	1901.0		3352.0		16140.0		974.5	1356.5		51.49	145.41	459.5

† December 28, 2001 closing price.

* The closing prices for February 2005 do not reflect the month end.

Source: Bloomberg/Reuters

VALUATION OF THE NOTES

At Maturity

You will receive a cash payment at maturity that is based in part on the basket performance, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of $1,000 at maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” will be equal to the basket performance times the participation rate times $1,000. If the basket performance is negative, the basket return will equal zero. The basket performance equals the weighted average (which may be positive or negative) of the percentage increase in the price of each of the eight commodities in the basket between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity C(i) on the initial valuation date

For a further description of how your payment at maturity will be calculated, see “Specific Terms of the Notes” in this pricing supplement.

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the market price of the Basket Commodities and exchange-traded futures and forward contracts on the Basket Commodities on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of commodities prices, economic, financial, political, regulatory, or judicial events that affect the market price of Basket Commodities and exchange-traded futures and forward contracts on the Basket Commodities, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of $1,000 at maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” will be equal to the basket performance times the participation rate times $1,000. If the basket performance is negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the price of each of the eight commodities in the basket between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Commodity C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Commodity C(i) on the initial valuation date

The method of determination for the Reference Price for each Basket Commodity is specified under “– Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Price” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

The reference price for each Basket Commodity (the “Reference Price”) will be determined as described below:

•	Aluminum – The official cash settlement price per ton of High Grade Primary Aluminum on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOAHDY or on Reuters as MAL0.

•	Copper – The official cash settlement price per ton of Copper–Grade A on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOCADY or on Reuters as MCU0.

•	Nickel – The official cash settlement price per ton of Primary Nickel on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LONIDY or on Reuters as MN10.

•	Lead – The official cash settlement price per ton of Lead, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOPBDY or on Reuters as MPBO.

•	Zinc – The official cash settlement price per ton of Special High Grade Zinc on the LME, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg as LOZSDY or on Reuters as MZN0.

•	Crude Oil – The closing price per barrel of West Texas Intermediate Light Sweet Crude Oil on the NYMEX of the futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg as CL1 or on Reuters as CLc1.

•	Heating Oil – The closing price per barrel of New York Harbor No. 2 Heating Oil on the NYMEX of the futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg as HO1 or on Reuters as HOc1.

•	Gas Oil – The closing settlement price per ton of IPE Gas Oil on the IPE of the futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the IPE and displayed on Bloomberg as QS1 or on Reuters as LGOc1.

Reference Prices on the Initial Valuation Date

	Aluminum	Copper	Nickel	Lead	Zinc	Crude Oil	Heating Oil	Gas Oil
	$/ton	$/ton	$/ton	$/ton	$/ton	$/barrel	$/gallon	$/ton
C(i) Initial

Adjustments to the Basket and Reference Price

The composition of the basket and/or the method of determining the Reference Price may be adjusted from time to time by the calculation agent, as follows:

•

In the event that an official closing price is not available for a Basket Commodity for whatever reason, including any discontinuance of trading in the relevant contract by the LME, the NYMEX or the IPE, then the calculation agent may take such action, including adjustments to the basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Commodity is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Basket Commodity by reference to another contract for the Basket Commodity traded on another exchange or to its bid for the Basket Commodity for delivery on the final valuation date.

•	In the event that the terms of any contract used for determining the Reference Price of any Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, the calculation agent may take such action, including adjustments to the basket or to the method of determining the Reference Price of that Basket Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above. See “Risk Factors” in this pricing supplement for a description of certain conflicts of interest which may arise with respect to the calculation agent.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described above, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the calculation of the basket return be postponed by more than ten business days.

If the calculation of the basket return is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the basket return will be calculated by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event.

Any of the following in connection with a Basket Commodity will be a market disruption event:

•	Price Source Disruption. The failure of the price source to announce or publish the Reference Price for a Basket Commodity or the temporary or permanent discontinuance or unavailability of the price source;

•	Trading Suspension. The material suspension of trading in the futures contracts or the commodities on the relevant exchange;

•	Disappearance of Commodity Reference Price. The failure of trading to commence, or the permanent discontinuation of trading, in the relevant futures and forward contract on the relevant exchange or the disappearance of, or of trading in, the relevant Basket Commodity;

•	Material Change in Formula. A material change in the formula for or the method of calculating the Reference Price for a Basket Commodity;

•	Material Change in Content. A material change in the content, composition or constitution of a Basket Commodity or relevant futures and forward contract; or

•	Trading Limitation. The material limitation imposed on trading in the futures and forward contract or the relevant Basket Commodity on the exchange or in any additional futures contract, options contract or commodity on any exchange or principal trading market as specified in the relevant agreement or confirmation;

or in any of these events, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange; or

•	a decision to permanently discontinue trading in the option or futures and forward contracts relating to any Basket Commodity (see “– Adjustments to the Basket and Reference Price” above).

For this purpose, an “absence of trading” in the primary exchange on which option or futures and forward contracts related to any Basket Commodities are traded will not include any time when that exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London and New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Reference Price of the Basket Commodities, market disruption events, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of Basket Commodities included in or linked to the basket and/or listed and/or over-the-counter options or futures or forward on the Basket Commodities prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Basket Commodities,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Commodities, listed or over-the-counter options or futures or forwards on Basket Commodities or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Commodities or other components of the commodities market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital and shareholders’ funds and indebtedness and contingent liabilities of Barclays Bank PLC as at December 31, 2004.

As at December 31, 2004

thousands
Share capital of the Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of U.S.$0.01 each	150,000
Authorised preference share capital – shares of €100 each	400
Authorised preference share capital – shares of £1 each(1)	1
Ordinary shares – issued and fully paid shares of £1 each	2,309,361
Preference shares – issued and fully paid shares of U.S.$0.01 each	—
Preference shares – issued and fully paid shares of €100 each	100
Preference shares – issued and fully paid shares of £1 each(1)	1

£ million

Group shareholders’ funds
Called up share capital	2,316
Share premium	6,531
Revaluation reserve	24
Profit and loss account	9,400
Total shareholders’ funds – equity and non-equity	18,271

Group indebtedness
Loan capital
Undated loan capital – non-convertible	6,149
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible	6,113

Debt securities in issue	67,806
Total indebtedness	80,083
Total capitalisation and indebtedness	98,354

Group contingent liabilities
Acceptances and endorsements	303
Guarantees and assets pledged as collateral security	30,011
Other contingent liabilities	8,245

Notes:

(1)	On December 31, 2004, Barclays Bank PLC issued 1,000 Preference Shares of £1 each to Barclays PLC.

S UPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

Although the applicable United States Treasury regulations do not directly address notes such as your Note, your Note should be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your Note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

We have determined that the comparable yield is       % per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $            , or $             for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

$

BARCLAYS BANK PLC

PRINCIPAL PROTECTED NOTES DUE MARCH 25, 2009

LINKED TO THE PERFORMANCE OF A DIVERSIFIED COMMODITIES BASKET

PRICING SUPPLEMENT

MARCH     , 2005

(TO PROSPECTUS DATED JULY 1, 2002 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital